Management Discussion & Analysis

Pacific Asia China Energy Inc.

Three Months Ended May 31, 2007

This discussion should be read in conjunction with the consolidated financial statements and related notes of the Company for the three months ended May 31, 2007. (the “Financial Statements”) The information in this Management Discussion and Analysis (“MD&A”) contains forward looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward looking statements. The information contained in this report is made as of July 16, 2007.

Pacific Asia China Energy Inc. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China as well as CBM drilling and coal degasification through its 50% owned subsidiary, PACE Mitchell Drilling Corp. Management believes that the development of CBM properties and coal degasification projects in China presents an opportunity for the following reasons.

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Increased energy demand in China. China recently passed Japan as the world’s number 2 importer of oil. In addition, demand for electricity is growing at a rate of 9-10% per year.

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China has vast underdeveloped energy resources. CBM resources are 3 times the known reserves in the United States

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The Chinese Government established the China United Coalbed Methane Corporation (CUCBM) to oversee CBM exploration and development, and encourage participation with international partners.

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China is the world’s largest producer and consumer of coal. A need to degasify their coal deposits for new energy, mine safety, and environmental improvement has been recognized

In 1998, Chevron-Texaco signed the first international Production Sharing Contract (PSC) with the China United Coalbed Methane Company. Over 30 PSCs with international companies have been entered into since that time. In 2006, Pacific Asia China Energy Inc, through its two wholly owned subsidiaries China Canada Energy Inc (Huangshi Project) and Asia Canada Energy Inc (Baotian-Quigshan Project, also known as the Guizhou project) became the first Canadian company to explore for and develop CBM resources in China.

Share Exchange Agreement

On December 30, 2005, the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company to the shareholders of CCE.  As the transaction constitutes a reverse take-over under the policies of the TSX-V, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.

Properties of the Company

The Company acquired China Canada Energy Inc, which holds a Production Sharing Contract to explore for and develop CBM on the Huangshi concession, which is located in the Hubei province of China.  The total contract area covers 305 km2   (117 square miles). Norwest Corporation of Calgary was hired to prepare an independent technical report on this property. No resource estimate was provided. However, the historical presence of gas was determined and a work program was recommended by Northwest Corporation.

On March 20, 2006 the Company exercised its option to acquire Asia Canada Energy Inc., which holds a Production Sharing Contract to explore for and develop CBM on the Baotian-Quigshan property, also known as the Guizhou project. The total contract area covers 969 km2 (374 square miles). Sproule International of Calgary was hired to prepare an independent technical report for this property. This report was completed and submitted to the Company on December 31, 2005. The “Low Case” volume of discovered CBM resources in place was estimated at 504 BCF. The “High Case” volume of discovered CBM resources in place was estimated at 11.2 TCF.  The “Most Likely Case” volume of discovered CBM resources in place was estimated at 5.2 TCF.

Joint Venture Drilling Company

On February 6, 2006 PACE entered into a Memorandum of Understanding with Mitchell Drilling Contractors Pty Ltd of Brisbane, Australia ("Mitchell Drilling") for the formation of a Joint Venture Drilling Contractor to provide drilling services in China for coalbed methane gas ("CBM") and coal degasification projects

 It was proposed that the Joint Venture Company be granted the exclusive license to use Mitchell's proprietary drilling Dymaxion System in China. Dymaxion is a unique and highly effective surface to in-seam drilling technique which the company has deployed since early 2000. To date, over 200 Dymaxion wells have been drilled on CBM projects.

Joint Venture Drilling Company (Cont’d….)

 In November, 2006, PACE Mitchell Drilling Corp was created by the completion of a definitive joint venture agreement and license agreement between PACE and Mitchell Drilling. PACE now owns 50% of PACE Mitchell Drilling Corp with Mitchell Drilling owning the remaining 50%. In order to obtain the exclusive technological rights to the Dymaxion drilling platform in China, PACE issued 1,075,950 common shares to Mitchell Drilling. and advanced loans for the construction of two Dymaxion drilling rigs. The first rig was delivered to China in February. The second drill rig is being prepared for transport to China during the first quarter of fiscal 2008.

Performance Summary and Update

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means. Production Sharing Contracts for two CBM concessions in China have been formally signed. A Memorandum of Understanding (MOU) on a third concession (China Canada Energy- Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy- Jiaozuo) have been entered into.

Exploration on the Guizhou CBM concession began in March 2006, and final test results were received early in 2007. Six slim hole wells were drilled to depths between 350-900m. The test wells will allow the Company to evaluate the key production factors including reservoir pressure, coal permeability, gas content and composition, coal saturation, and water volume/quality. Data collected and analysed confirmed data found in the Sproule International technical report which further enabled the Company to prepare plans for a pilot test well program.

At Huangshi, technical drilling difficulties were encountered resulting in termination of the slim-hole exploration program. The project is under evaluation for the identification new drill targets for slim-hole drilling.

On May 3, 2006, Mr. Tunaye Sai was appointed President of Pacific Asia China Energy. Mr. Sai is a mining engineer with over 35 years international experience in the resource sector. Dr. David Marchioni was appointed Vice President, Exploration. Dr. Marchioni is a coal and CBM expert based in Calgary, Alberta. The following month, Mr. Peter Pacey was appointed Country Manager of the Company’s drilling operations. Mr. Pacey has over 20 years CBM drilling experience with a number of Australian drilling companies.

Performance Summary and Update (cont’d…)

In November 2006, PACE Mitchell Drilling Corp was created as a 50% owned subsidiary. The premise behind the creation of Pace Mitchell Drilling Corp is to enable the Company to advance long-term CBM development plans. However, China has recently prioritized coal mine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world’s largest volume of harmful coal mine methane emissions. As a result PACE Mitchell Drilling has identified potential degasification opportunities. Marketing efforts were initiated and the Company entered into discussions for potential contracts

On February 19, 2007 the Company’s PACE Mitchell Drilling subsidiary signed its first coal degasification with the Shenhua Group, China’s largest coal producer. The contract was awarded to a consortium of 4 companies and is valued at AU $10 million (US $8.3 million). PACE Mitchell Drilling is expected to receive approximately 55% or AU$5.5 million ($US 4.73). Pace Mitchell Drilling will provide drilling services using the Dymaxion drilling platform and ancillary services to degasify the Baijigou Coal Mine located in Ningxia Province. The project is expected to be completed before the fiscal 2008 year-end. Marketing efforts are continuing for additional potential degasification contracts.

On February 20, 2007, PACE announced a non-brokered private placement financing to raise between C$5,000,000 and C$10,000,000 million on a “best-efforts” basis. Pricing of the offering was revised subsequent to year-end. The revised offering consists of units at C$.55 per unit. Each unit includes 1 common share and ½ non-transferable common share purchase warrant. Each full warrant entitles the holder to purchase one common share of PACE at an exercise price of C$.65 for a period of twenty-four months following the closing of the financing. The financing was completed subsequent to year-end for gross proceeds totaling C$8.46 million. Proceeds are earmarked for the planned pilot drilling program at the Company's Guizhou CBM project and for general working capital. The CBM pilot program at Guizhou was initiated subsequent to year-end.

Results of Operations

The Company incurred a loss of $924,260 for the three months ended May 31, 2007 compared to a loss of $1,537,330 for the three months ended May 31, 2006. General, administrative, and exploration expenses for the third quarter decreased from $1,537,330 in the prior year to $924,260 due to stock-based compensation in the prior year.

Results of Operations (cont’d…)

The following table details the general and administrative expenses for the three months ended May 31, 2007 and 2006:

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

Revenue	$ 299,657	$ -
Cost of goods sold	(280,120)	-

Gross profit	19,537	-

General and administrative expenses
Advertising	465	-
Amortization	159,667	-
Business development	73,572	14,655
Conferences	8,654	71,326
Consulting fees	130,819	184,352
Foreign exchange loss	(10,231)	-
Investors relations	12,411	18,500
Maintenance	50,040	-
Office and miscellaneous	113,540	49,531
Professional fees	56,038	51,965
Regulatory/filing fees	1,120	10,054
Rent	10,735	-
Shareholder communications	3,098	8,764
Stock-based compensation	187,234	1,172,924
Telephone	9,009	-
Transfer agent	2,548	3,856
Travel	5,485	30,749
Wages and benefits	166,083	-

Loss before other items	(980,287)	(1,616,676)

Other items
Interest income	36,490	79,346

Net loss	$ (924,260)	$ (1,537,330)

Basic and diluted net loss per share	$ (0.01)	$ (0.02)

Results of Operations (cont’d…)

For the three months ended May 31, 2007, the Company spent the following on acquisition and exploration:

	Huangshi Property	Guizhou Property	Total Property Expenditures

Resource Property Balance, February 28, 2006	$ 1,092,727	$ -	$ 1,092,727
ACE Acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBM Fees	75,032	295,518	370,550
Geological Expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling, testing and operation	327,715	1,087,533	1,415,248

Resource Property Balance, February 28, 2007	$ 1,887,645	$ 6,376,310	$ 8,263,955
CUCBM Fees	38,474	66,215	104,689
Geological Expenditures	556	103,889	104,445
Supplies	-	14,323	14,323
Personnel	30,361	51,251	81,612
Travel	2,437	29,129	31,566
Drilling, testing and operation	-	31,125	31,125

Resource Property Balance, May 31, 2007	$ 1,959,473	$ 6,672,242	$ 8,631,715

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
`05–`06	Net Income (loss)	(35,089)	(147,203)	(247,992)	(898,571)
	Net Income (loss) per share	(0.01)	(0.02)	(0.03)	(0.01)
`06–`07	Net Income (loss)	(1,537,330)	(335,850)	(297,683)	2,231
	Net Income (loss) per share	(0.02)	(0.01)	(0.01)	0.01
’07-‘08	Net Income (loss)	(924,260)
	Net Income (loss) per share	(0.01)

Selected Annual Information

February 28	2007	2006	2005
Loss for the year	$ (2,168,632)	$ (1,328,855)	$ (42,441)
Total assets	16,140,957	12,878,088	567,713
Total liabilities	1,046,738	505,192	600,154
Shareholders’ equity	15,094,219	12,372,896	32,441
Basic and diluted loss per share	$ (0.03)	$ (0.10)	$ (0.01)

Liquidity

Historically, the Company has received revenues only on investment income on cash reserves held. In February 2007, Pace Mitchell Drilling Corp. (PMDC) signed its first coal degasification contract. PMDC expects to receive approximately AU$5.5 million ($US 4.73) As of May 31, 2007 revenues in the amount of US $270,000 have been paid to PMDC as a result of the contract.

Financing, Principal Purposes and Milestones

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

Financing, Principal Purposes and Milestones (cont’d…)

For the three months ended May 31, 2007, the Company has received additional proceeds of $57,000 from the exercise of warrants.

Capital Resources

The Company is required to spend up to US $1.5 million on exploration and a pilot production program on the Huangshi property. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 70% of the post-exploration capital expenditures for a 70 % interest in the project and CUCBM would be responsible for 30% of the post-exploration capital expenditures for a 30 % interest in the project.

At Guizhou, the Company is required to spend up to US $8 million on exploration and a pilot production program. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 60% of the post-exploration capital expenditures for a 60% interest in the project, while CUCBM would be responsible for 40% of the post-exploration expenditures for a 40% interest in the project.

Outstanding Share Data

As at July 16, 2007, the Company has 90,469,553 common shares issued and outstanding. The Company also has 5,400,000 incentive stock options ranging in exercise price from $0.50 to $2.38, 26,153,116 share purchase warrants ranging in exercise price from $0.24 to $0.75 per share and 1,085,320 agents’ options exercisable at a price of $0.50.

Transactions with Related Parties

The Company entered into the following related party transactions during the three months ended May 31, 2007:

a)

Paid or accrued management consulting fees in the amount of $15,000 to a company controlled by Steven Khan, a Director and Executive Vice-President of the Company. A company controlled by Devinder Randhawa, the Chairman and CEO of the Company, received $16,648 in management consulting fees. Patrick Groening, the Chief Financial Officer, received $12,000 for his services. A company controlled by David Marchioni, a Director and Vice President of Exploration, received $14,000 for his services. Tunaye Sai, a Director and President of the Company received $36,644 for his services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

Change in Accounting Policy Including Initial Adoption

Financial instruments

Effective March 1, 2007 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Change in Accounting Policy Including Initial Adoption (Cont’d…)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company is required to classify its cash and cash equivalents, short term investments, receivables, accounts payable and accrued liabilities amounts due to related parties.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of May 31, 2007 and concluded that the current disclosure controls and procedures are effective.

During the quarter ended May 31, 2007, the Company made changes to its systems of internal controls that did not materially affect internal control over financial reporting.